UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________
Commission file number 000-50351
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Genesis HealthCare Corporation Union 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genesis HealthCare Corporation

101 East State Street

Kennett Square, PA 19348

(610) 444-6350

Genesis HealthCare Corporation Union 401(k) Plan Financial Statements, Supplemental Schedule and Exhibits.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 – 3:	Not applicable under ERISA filing.
Item 4:	Financial Statements and Exhibits.

GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN

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Report of Independent Registered Public Accounting Firm

The Pension Committee and the Participants

Genesis HealthCare Corporation Union 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Genesis HealthCare Corporation Union 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 26, 2006

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GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

Investments, at fair value	$7,817,779	7,240,590
Employer’s contributions receivable	32,095	9,709
Participant contributions receivable	42,808	21,435
Participant loans	649,458	624,844
Total assets	8,542,140	7,896,578
Net assets available for benefits	$8,542,140	7,896,578

See accompanying notes to financial statements.

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GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

Additions to net assets attributed to:
Investment income:
Interest and dividends	$181,687	140,620
Net appreciation in fair value of investments	319,285	526,965
Contributions:
Employer	291,157	345,866
Participants	894,791	909,561
Rollovers	-	4,600
Transfers from affiliated plans	26,849	156,869
Total additions	1,713,769	2,084,481
Deductions from net assets attributed to:
Benefit payments	813,214	716,895
Administrative expenses	41,833	38,673
Transfers to affiliated plans	213,160	1,001,089
Total deductions	1,068,207	1,756,657
Net increase	645,562	327,824
Net assets available for benefits:
Beginning of year	7,896,578	7,568,754
End of year	$8,542,140	7,896,578

See accompanying notes to financial statements.

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Genesis HealthCare Corporation Union 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the Genesis HealthCare Corporation Union 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for more complete information.

(a) General

The Plan is a defined contribution savings plan that permits voluntary employee contributions that are matched, in part, by Genesis HealthCare Corporation (the Company). Employees of the Company covered by collective bargaining agreements that call for participation in the Plan are eligible for participation in the Plan on the first day of January or July following one year of service and 1,000 hours. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan trustee is Wachovia Bank N.A. (see also note 7 – Party-in-Interest Transactions).

(b) Contributions

Each eligible employee may elect to participate in the Plan and make contributions to the Plan through salary deductions in an amount not less than 1% and not in excess of 50% of such participant’s compensation, as defined in the Plan, in any calendar year. The Company matches 50% of the participant’s pretax contributions up to 6% of such participant’s compensation.

Notwithstanding any other provision of the Plan, the total pretax contribution made to the Plan by any participant may not exceed $14,000 and $13,000 for 2005 and 2004, respectively. In addition, each eligible participant who has attained age 50 before the close of the plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2005 and 2004, the catch-up contribution limitation was $4,000 and $3,000, respectively.

(c) Participant Accounts

Although plan assets are collectively invested, records are maintained for each participant’s individual account. Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

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Genesis HealthCare Corporation Union 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

(d) Vesting

Participants are immediately vested in their pretax contributions plus actual earnings and losses thereon. Vesting in the Company’s matching contributions and earnings and losses thereon is based upon years of continuous service as follows:

Percentage
Years of service	vested

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

(e) Payment of Benefits

Normal and deferred retirement benefits, disability benefits, and vested benefits are distributed as lump-sum or in approximately equal installments over a period of years not to exceed the life expectancy of the participant and his or her designated beneficiary.

Death benefits are paid as a single-sum or in installments over a period not to exceed five years, pursuant to the participant’s written election on forms provided by the Company.

Nonvested benefits that are subsequently forfeited may be used by the Company to reduce future matching contributions.

(f) Participant Loans

Employees may borrow a minimum of $1,000 and a maximum of 50% of their vested balance in the Plan, up to a maximum of $50,000. Such loans, upon approval by the Company, are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Interest rates range from 4.0% to 9.5% as of December 31, 2005 and 2004.

(g) Transfers

Participants are able to transfer assets between the Plan and other Genesis HealthCare Corporation sponsored plans.

(2)	Summary of Significant Accounting Policies

(a) Basis of Financial Statement Preparation

The Plan’s financial statements are prepared on the accrual basis of accounting.

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Genesis HealthCare Corporation Union 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

(b) Investment Valuation

Investments in common collective trust funds and certain Trustee sponsored mutual funds (collectively, common funds) are stated at estimated fair values, which have been determined based on the unit or share values of the funds. Unit or share values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units or shares outstanding at year-end. The fair values of the underlying investments of these funds are based upon quoted market prices.

Investments in mutual funds are stated at fair value based upon quoted market prices.

Investments in unitized common stock funds (common stock funds) are reported at fair value based upon quoted asset values of shares of the fund. As of December 31, 2005 and 2004, the common stock funds held shares of common stock of either NeighborCare, Inc. (2004 only) or Genesis HealthCare Corporation (Company common stock) and a money market or cash account. The shares of Company common stock held are stated at fair value based upon the closing sales price of the common stock at year-end. The money market account is stated at its estimated fair value, which as of December 31, 2005 and 2004 was $2,109 and $7,100, respectively.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d) Plan Expenses

Company personnel perform various administrative services for the Plan, including maintenance of participant records. All plan expenses are paid by the Company, on a noncompensatory basis, with the exception of trustee fees and asset manager fees, which are paid for by the Plan.

(e) Benefits to Participants

Benefit payments to participants are recorded upon distribution.

(f) Forfeitures

Forfeitures of nonvested Company contributions are used to offset such future match contributions.

(3)	Forfeitures

The employer contributions for the 2005 and 2004 plan years were made on a monthly basis, and were offset by nonvested forfeiture accounts. As of December 31, 2005 and 2004, forfeiture accounts used for the reduction of such employer contributions were $26,364 and $0, respectively.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, all participants become fully vested in the Company’s matching contributions.

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Genesis HealthCare Corporation Union 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

(5)	Investments

A participant may direct contributions in any of the investment options in increments of 1%.

Investments as of December 31, 2005 and 2004 consisted of:

	December 31,
	2005		2004

AIM Basic Value Fund	$-		39,145
American Century Small Company Fund for Advice Track	96,114		6,871
American Century Small Company Fund/ADV	21,743		69,420
American Funds Growth Fund of America	1,147,373	*	1,020,477	*
Artisan Small Cap Fund for Advice Track	1,107		728
Dreyfus Mid Cap Index Fund	122,092		78,813
Evergreen Emerging Market Growth Fund I for Advice Track	14,575		7,238
Evergreen International Bond Fund I for Advice Track	50,893		77,999
Evergreen International Equity Fund I for Advice Track	72,904		48,291
Evergreen Strategic Growth Fund I for Advice Track	119,348		77,576
Federated Capital Preservation Fund	1,810,289	*	1,816,520	*
Harbor Small Cap Value Fund for Advice Track	8,084		14
Merrill Lynch Large Cap Value Fund	33,807		-
Pimco High Yield Fund I for Advice Track	84,845		95,640
T. Rowe Price Equity Income Fund for Advice Track	172,257		107,519
Templeton Growth Fund	584,198	*	520,120	*
Thornburg International Value Fund	31,052		-
Vanguard Wellington Fund	1,074,975	*	991,238	*
Wachovia Diversified Bond Group Trust Fund for Advice Track	211,536		941,256	*
Wachovia Diversified Bond Group Trust Fund	942,951	*	86,707
Wachovia Enhanced Stock Market Fund for Advice Track	56,926		1,034,901	*
Wachovia Enhanced Stock Market Fund	1,112,797	*	22,253
Wachovia Stable Investment Fund for Advice Track	7,116		90,337
Genesis HealthCare Corporation Stock Fund	40,797		98,551
NeighborCare Stock Fund	-		8,976
	$7,817,779		7,240,590

*	Represents 5% or more of the net assets of the Plan.

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Genesis HealthCare Corporation Union 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

During 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $319,285 and $526,965, respectively, as follows:

	2005	2004

Mutual Funds	$214,730	246,473
Common Funds	95,353	248,110
Common Stock Funds:
Genesis HealthCare Corporation Stock Fund	8,500	27,408
NeighborCare Stock Fund	702	4,974
	$319,285	526,965

(6)	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated February 2, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Party-in-Interest Transactions

Plan investments in the American Century Small Company Fund for Advice Track, the Artisan Small Cap Fund for Advice Track, the Evergreen Emerging Markets Growth Fund I for Advice Track, the Evergreen International Bond Fund I for Advice Track, the Evergreen International Equity Fund I for Advice Track, the Evergreen Strategic Growth Fund I for Advice Track, the Harbor Small Cap Value Fund for Advice Track, the Pimco High Yield Fund I for Advice Track, the T. Rowe Price Equity Income Fund for Advice Track, the Wachovia Diversified Bond Group Trust Fund, the Wachovia Diversified Bond Group Trust Fund for Advice Track, the Wachovia Enhanced Stock Market Fund, the Wachovia Enhanced Stock Market Fund for Advice Track, and the Wachovia Stable Investment Fund for Advice Track are shares of funds managed by Wachovia Bank N.A. (Wachovia), the trustee. These transactions qualify as party-in-interest transactions.

Plan investments in the Genesis HealthCare Corporation Stock Fund invest in shares of the Plan sponsor’s publicly traded stock. These transactions qualify as party-in-interest transactions.

The Plan incurred $39,593 and $38,504 of administrative fees for Wachovia’s trustee and record-keeping services in 2005 and 2004, respectively, which are included in administrative expenses in the statements of changes in net assets available for benefits. These transactions qualify as party-in-interest transactions.

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Genesis HealthCare Corporation Union 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as of December 31, 2005 and 2004, from the financial statements to the Form 5500:

	2005	2004

Net assets available for benefits per the financial statements	$8,542,140	7,896,578
Employer and participant receivables	(74,903)	(31,144)
Net assets available for benefits per the Form 5500	$8,467,237	7,865,434

The following is a reconciliation of contributions for the years ended December 31, 2005 and 2004 from the financial statements to the Form 5500:

	2005	2004

Employee and employer contributions per the financial statements	$1,185,948	1,255,427
Change in employer and participant receivables	(43,759)	68,778
Employee and employer contributions per the Form 5500	$1,142,189	1,324,205

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

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Schedule 1

GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

	Description of	Shares or	Current
Identity of issue	investments	face amount	value

American Century Small Company Fund for Advice Track *	Fund	9,919	$96,114
American Century Small Company Fund / ADV	Fund	1,751	21,743
American Funds Growth Fund of America	Fund	37,619	1,147,373
Artisan Small Cap Fund for Advice Track *	Fund	98	1,107
Dreyfus Mid Cap Index Fund	Fund	4,370	122,092
Evergreen Emerging Markets Growth Fund I for Advice Track *	Fund	717	14,575
Evergreen International Bond Fund I for Advice Track *	Fund	4,514	50,893
Evergreen International Equity Fund I for Advice Track *	Fund	4,366	72,904
Evergreen Strategic Growth Fund I for Advice Track *	Fund	9,687	119,348
Federated Capital Preservation Fund	Fund	146,716	1,810,289
Harbor Small Cap Value Fund for Advice Track *	Fund	496	8,084
Merrill Lynch Large Cap Value Fund	Fund	2,003	33,807
Pimco High Yield Fund I for Advice Track *	Fund	7,095	84,845
T. Rowe Price Equity Income Fund for Advice Track *	Fund	12,944	172,257
Templeton Growth Fund	Fund	25,466	584,198
Thornburg International Value Fund	Fund	1,324	31,052
Vanguard Wellington Fund	Fund	35,419	1,074,975
Wachovia Diversified Bond Group Trust Fund *	Fund	23,535	942,951
Wachovia Diversified Bond Group Trust Fund for Advice Track *	Fund	19,900	211,536
Wachovia Enhanced Stock Market Fund *	Fund	13,106	1,112,797
Wachovia Enhanced Stock Market Fund for Advice Track *	Fund	4,357	56,926
Wachovia Stable Investment Fund for Advice Track *	Fund	669	7,116
Genesis HealthCare Corporation Stock Fund *	Stock Fund	2,533	40,797
Participant loans (interest rates range from 4.00% to 9.50%)*	Loan agreements		649,458
			$8,467,237

*	Party-in-interest transactions.

See accompanying Report of Independent Registered Public Accounting Firm.

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SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN
(Name of Plan)

Date: June 29, 2006

	By:	/s/ James W. Tabak
James W. Tabak,
Sr. Vice President, Human Resources
Genesis HealthCare Corporation

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EXHIBIT INDEX

ITEM
23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM